Bank of America Plaza 101 East Kennedy Boulevard Suite 2800 Tampa, Florida 33602	813.229.7600 813.229.1660 fax

JULIO C. ESQUIVEL

813.227.2325

jesquivel@shumaker.com

September 8, 2020

VIA EDGAR

Mr. Eric Atallah

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Cryo-Cell International, Inc.

Form 10-K for the Fiscal Year Ended November 30, 2019

Filed February 28, 2020

File No. 000-23386

Dear Mr. Atallah:

On behalf of Cryo-Cell International, Inc. (the “Company”), we herein respond to the comments of the Staff of the Division of Corporation Finance, dated July 13, 2020, with respect to the above-referenced filings. For your convenience, the Staff’s comments are set forth in bold below and our responses follow the comments. All capitalized terms not defined herein shall have the meaning ascribed to such terms by the Form 10-K for the Fiscal Year Ended November 30, 2019 (the “2019 Form 10-K”).

Form 10-K for the Fiscal Year Ended November 30, 2019

Item 9A. Controls and Procedures, page 67

1.

We note under “Evaluation of Disclosure Controls and Procedures” that you concluded your disclosure controls and procedures are not effective. However, under “Management’s Report on Internal Control over Financial Reporting” you state “the Company’s disclosure controls and procedures and internal controls over financial reporting were effective.” Please note that an assessment of internal control over financial reporting is separate and distinct from an assessment of disclosure controls and procedures. Please address the following:

•

tell us how you concluded your internal control over financial reporting was effective as of November 30, 2019 considering that your disclosure controls and procedures were not effective as of the same date;

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September 8, 2020

•

amend your Form 10-K to provide management’s evaluation and assessment of your internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and clearly state whether such controls are effective or not effective;

•	include in the amended filing a discussion of any identified material weaknesses;

•	explain to us the changes implemented in your disclosure controls and procedures that enabled management to conclude that they were effective as of February 29, 2020 as disclosed in your Form 10-Q.

Refer to Items 307 and 308 of Regulation S-K.

As discussed in further detail in the Company’s 2019 Proxy Statement, on or about March 26, 2018, the Company received a letter from counsel to a purported stockholder. Among other things, the letter identified equity awards allegedly made in violation of the 2012 Plan. The Company’s Board of Directors formed a committee of directors (the “Demand Review Committee”) to conduct an investigation of the allegations in that letter. After completing its investigation, the Demand Review Committee determined that 1,129,247 restricted stock performance based awards were granted in violation of the 2012 Plan, as such shares exceeded internal limits set by the 2012 Plan. The Demand Review Committee also determined that 70,270, 75,000 and 77,500 stock option awards were granted in violation of the 2012 Plan, the 2006 Plan, the 2000 Plan, respectively. Annex II attached to the 2019 Proxy Statement describes each of these awards and the applicable Plan that the awards were purportedly granted under, and Annexes I and II of the 2019 Proxy Statement describe each defective award and defective stock issuance identified by the Demand Review Committee (the “Defective Awards and Issuances”).

Based on the recommendation of the Demand Review Committee, the Board of Directors approved that 776,798 restricted stock performance based awards be ratified that were in violation of the 2012 Plan and that 352,449 restricted stock performance based awards be surrendered for cash in the amount of $1,436,244 that were in violation of the 2012 Plan. The Board of Directors also approved the recommendation that 45,000 stock option awards not be ratified and 177,770 stock options be ratified under the 2012 Plan, the 2006 Plan and the 2000 Stock Incentive Plan. Additionally, the Company entered into an agreement with the recipients of such Defective Awards and Issuances to obtain their agreement to such resolution. The proposed treatment of each award and issuance is listed on Annexes I and II of the 2019 Proxy in the manner identified in the column entitled “Recommended Disposition” in each of those Annexes and recommended to the Company’s stockholders that such awards and issuances be ratified as proposed by the Recommended Dispositions.

On November 21, 2019, the Company held its Annual Meeting of Stockholders. At the 2019 Annual Meeting, the Company’s stockholders considered various matters presented to them, including the ratification of the foregoing equity-based awards and stock issuances made pursuant to the Company’s incentive Plans, as well as the approval of certain amendments to those incentive Plans. All such matters presented to the stockholders were duly approved by the

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September 8, 2020

stockholders at the 2019 Annual Meeting. Accordingly, all references contained in the 2019 Form 10-K to the number of options or shares of common stock granted under the Company’s incentive Plans, the value thereof, and the number of securities that remain available for future issuance under the Company’s 2012 Plan for all periods presented in this Annual Report on Form 10-K were calculated and presented after taking into account the ratification and surrender of the Defective Awards and Issuances in accordance with the Recommended Disposition, as further described in the 2019 Proxy Statement.

While the Defective Awards and Issuances and the causes that resulted in such Defective Awards and Issuances were corrected prior November 30, 2019 (in this regard, we also note that once the issue was brought to the attention of management, the Company’s Compensation Committee, along with its principal financial officer, were tasked with monitoring, and continue to monitor, the Plan limits), out of an abundance of caution, management elected to disclose the prior ineffectiveness in the disclosure controls and procedures in the 2019 Form 10-K. In hindsight, because the Defective Awards and Issuances and the causes that resulted in such Defective Awards and Issuances were corrected prior November 30, 2019, management would have been accurate in stating the disclosure controls and procedures were effective as of November 30, 2019. The Company is prepared to amend the 2019 Form 10-K in such regard, if requested to do so.

With regard to the Company’s Form 10-Q for the quarterly period ended February 29, 2020, as stated above, the Defective Awards and Issuances had been corrected by that date, which is why management concluded that its disclosure controls and procedures were effective as of February 29, 2020, as disclosed in such Form 10-Q.

With regarding to the Company’s internal control over financial reporting, while, as noted above, in hindsight, management would have been accurate in stating the disclosure controls and procedures were effective as of November 30, 2019, the Company also notes that “disclosure controls and procedures,” as opposed to internal controls over financial reporting, includes all controls related to the preparation of Exchange Act reports and other documents in a timely manner. Exchange Act Rules 13a-15(e) and 15d-15(e) define disclosure controls and procedures as those controls and other procedures that are designed to ensure that information required to be disclosed by a registrant in the reports that it submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a registrant is accumulated and communicated to the registrant’s management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

In contrast, Exchange Act Rules 13a-15(f) and 15d-15(f) define internal control over financial reporting as a “process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

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September 8, 2020

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the financial statements.”

Thus, it is the Company’s understanding that the definition of disclosure controls and procedures is broader than internal control over financial reporting. For example, disclosure controls and procedures may be ineffective for reasons unrelated to internal control over financial reporting, such as when a company has failed to file reports on a timely basis in accordance with the SEC’s rules.

In this case, the Company’s principal executive and principal financial officers, notwithstanding the grant of Incentive Awards in excess of the Plan limits, concluded and continue to believe that, based on the foregoing definition, the Company’s internal control over financial reporting were effective as of November 30, 2019. In this regard, we note that management believes that if the executive officers had not been granted the Defective Awards and Issuances on the date of their grant, such executive officers would have been awarded other compensation in lieu thereof that would have resulted in a comparable compensation expense. Accordingly, no material weaknesses were noted or were required to be noted in the 2019 Form 10-K.

As such, the Company does not believe an amendment to its 2019 Form 10-K is warranted in this regard.

2. Please tell us why you continue to include the disclosures related to the PrepaCyte Form

8-K that was filed on July 16, 2015.

On June 11, 2015, the Company entered into an Asset Purchase Agreement with CytoMedical Design Group LLC (“CytoMedical”), which was later amended, pursuant to which, on June 30, 2015, the Company acquired specified assets and assumed certain liabilities used in CytoMedical’s Prepacyte®-CB cord blood business. The Prepacyte-CB Processing System is used in cell processing laboratories to process and store stem cells from umbilical cord blood. Subsequently, on July 16, 2015, the Company filed a Form 8-K to announce the consummation of the acquisition. At the time, it was anticipated that the Company would later file an amendment to the Form 8-K to include pre-acquisition financial statements for PrepaCyte as well as the pro forma financial information. Thereafter, the Company continued to explore the possibility of filing such financial statements and pro forma financial information. However, the Company ultimately concluded that PrepaCyte’s records were simply unavailable and insufficient to accurately prepare such historical financial statements and pro forma financial

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September 8, 2020

information. As such, in response to the Staff’s comment, the Company proposes to cease referencing the possibility of filing an amended Form 8-K to include such pre-acquisition financial statements and pro forma financial information and notes that since the third quarter of 2015, the Company’s consolidated results of operations have included the results of the Prepacyte-CB Processing System.

Should you have any further questions or comments, please call me at the number indicated above.

Very truly yours,

/s/ Julio C. Esquivel

Julio C. Esquivel